UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-42502

Plutus Financial Group Limited

(Translation of registrant’s name into English)

8/F, 80 Gloucester Road

Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Plutus Financial Group Limited Announces Interim 2025 Results

Plutus Financial Group Limited (“we,” “us,” or “the Company”), a licensed Hong Kiong financial services firm offering securities dealing and brokerage services, underwriting and placing services, and asset management and investment advisory services, today announced its unaudited financial results for the six months ended June 30, 2025.

Overview Interim Financial Results for the Six Months ended June 30, 2025

●	Our revenue was approximately HK$4,503,000 (US$572,000) for the six months ended June 30, 2025, representing an increase of approximately 3% from the same period in 2024.

●	Net loss was approximately HK$17,800,000 (US$2,270,000) for the six months ended June 30, 2025 (June 30, 2024: net losses approximately HK$3,788,000).

Financial Results for the Six Months Ended June 30, 2025

Revenue

Revenue increased by approximately 3% from approximately HK$4,392,000 for the six months ended June 30, 2024 to approximately HK$4,503,000 (approximately US$572,000) for the six months ended June 30, 2025. The increase was mainly caused by the increase in securities brokerage commission by 50% to HKD1,353,000 (approximately US$172,000) for the six months ended June 30, 2025, from HKD900,000 for the six months ended June 30, 2024 as a result of better market sentiment in investing in the Hong Kong stock market. The increase in securities brokerage commission was offset by the decrease in interest income, which decreased by approximately 19% to approximately HK1,378,000 (approximately US$175,000) for the six months ended June 30, 2025 from approximately HK$1,707,000 for the six months ended June 30, 2024 as a result of tightened measures applied on the margin loans business by the Company.

Advertising and marketing expenses.

Advertising and marketing expenses increased from approximately HK$608,000 for the six months ended June 30, 2024 to approximately HK$2,573,000 (approximately US$328,000) for the six months ended June 30, 2025, as result of management’s decision to boost the marketing efforts in attracting new customers as investor sentiment regarding the Hong Kong stock market improved.

Compensation and benefits expenses.

Compensation and benefits expenses increased from approximately HK$4,240,000 for the six months ended June 30, 2024 to approximately HK$8,475,000 (approximately US$1,080,000) for the six months ended June 30, 2025. The increase in compensation and benefits expenses was due to a special bonus paid after the listing.

Professional and advisory fees.

Professional and advisory fee expenses increased from approximately HK$1,172,000 for the six months ended June 30, 2024 to approximately HK$8,303,000 (approximately US$1,058,000) for the six months ended June 30, 2025. The increase in professional and advisory fee was due to professional fees paid in relation to our listing on Nasdaq.

Income tax benefit.

Income tax benefit increased from approximately HK$627,000 for the six months ended June 30, 2024 to approximately HK$2,097,000 (approximately US$267,000) for the six months ended June 30, 2025. The income tax benefit mainly represented incurred tax losses.

Net loss.

Net loss increased to approximately HK$17,800,000 (US$2,270,000) for the for the six months ended June 30, 2025 from net losses of approximately HK$3,788,000 for the six months ended June 30, 2024, which was mainly due to the increase in advertising and marketing expenses, compensation and benefits expenses and professional and advisory fees as discussed above.

Basic and diluted loss per share.

Basic and diluted loss per share was approximately HK$1.28 (US$0.16) per ordinary share for the six months ended June 30, 2025, as compared to loss per share of HK$0.32 per ordinary share for the six months ended June 30, 2024, respectively.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8499 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

The Company’s Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2025 and its Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the six months ended June 30, 2025 are furnished herewith as Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2025	Plutus Financial Group Limited

	By:	/s/ Ting Kin Cheung
	Name:	Ting Kin Cheung
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2025 and Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss for the six months ended June 30, 2025